FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated July 15, 2013

TRANSLATION

Autonomous City of Buenos Aires, July 15, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref.: Relevant Information.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of the Buenos Aires Stock Exchange Regulations.

In that connection, and continuing from our prior communication dated May 31 of this year, please be advised that YPF S.A. (“YPF” or the “Company”) was notified on July 12, 2013 of a judicial decision of Room F of the National Chamber of Commercial Appeals which, being the venue of YPF’s appeal, revoked the protective measure of annotation of the litigation in the corporate books of the Company issued in file No. 103,533 titled “Repsol S.A. y otros c/ YPF S.A. s/ Ordinario s/ Medidas Cautelares,” in connection with the action titled “Repsol S.A. y otros c/ YPF S.A. s/ Ordinario” (file number 103,144), initiated by its shareholders Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., in which  the plaintiffs request that the General Ordinary and Extraordinary Class A and D Shareholders’ Meeting of the Company held on June 4, 2012 is declared void, and which  is pending before the National First Instance Commercial Court No. 3, presided over by Judge Jorge S. Sicoli, in the Autonomous City of Buenos Aires, and which was notified promptly to the Stock Exchange.

As a result of such decision, the annotation of litigation reported in our communication dated May 31 has no effect.

Likewise, through the same resolution, the Chamber confirmed the rejection of the other protective measures sought by Repsol S.A., Caveant S.A. and Repsol YPF Capital S.L., based on the alleged invalidity of the aforementioned shareholders’ meeting.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 18, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer